As filed with the Securities and Exchange Commission on June 14, 2022.

Registration No. 333-260534

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

to

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ALGOMA STEEL GROUP INC.

(Exact Name of Registrant as Specified in Its Charter)

British Columbia	3312	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

105 West Street

Sault Ste. Marie, Ontario

P6A 7B4, Canada

(705) 945-2351

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Algoma Steel USA Inc.

1209 Orange Street

Wilmington, Delaware 19801

(302) 658-7581

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John Naccarato Algoma Steel Group Inc. 105 West Street Sault Ste. Marie, Ontario P6A 7B4, Canada Tel: (705) 945-2351	Adam M. Givertz Ian M. Hazlett Christian G. Kurtz Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 Tel: (212) 373-3000	Robert Chadwick Michael Partridge Goodmans LLP Bay Adelaide Centre 333 Bay Street, Suite 3400 Toronto, Ontario M5H 2S7, Canada Tel: (416) 863-2400

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒

This post-effective registration statement amends registration statement number 333-260534.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

ADDITION OF EXHIBITS

This Post-Effective Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-260534) (the “Registration Statement”) is being filed to include as exhibits (i) Deloitte LLP’s consent to the use of its report dated June 14, 2022, with respect to the financial statements of Algoma Steel Group Inc. included in the Registration Statement and (ii) certain other exhibits as indicated in Item 8(a) filed herewith.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Exhibits and Financial Statements Schedules

(a) Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of May 24, 2021, by and among Algoma Steel Group Inc. (formerly known as 1295908 B.C. Ltd.), Algoma Merger Sub, Inc., and Legato Merger Corp., incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form F-4 (File No. 333-257732), as amended, filed with the SEC on July 7, 2021.

3.1	Restated Articles of Algoma Steel Group Inc., incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-257732), filed with the SEC on September 8, 2021.

4.1	Warrant Agreement, dated as of January 19, 2021, between Continental Stock Transfer & Trust Company and Legato Merger Corp., incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-4 (File No. 333-257732), as amended, filed with the SEC on July 7, 2021.

4.2	Specimen Common Share Certificate of Algoma Steel Group Inc., incorporated by reference to Exhibit 4.5 to Amendment No. 1 to the Company’s Registration Statement on Form F-4 (File No. 333-257732), filed with the SEC on August 17, 2021.

4.3	Specimen Warrant Certificate of Algoma Steel Group Inc., incorporated by reference to Exhibit 4.6 to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-257732), filed with the SEC on September 8, 2021.

4.4	Amendment Agreement, by and among Algoma Steel Group Inc., Legato Merger Corp., Continental Stock Transfer & Trust Company and TSX Trust Company, dated as of October 19, 2021, incorporated by reference to Exhibit 2.2 to the Company’s Shell Company Report on Form 20-F, filed with the SEC on October 22, 2021.

4.5	Investor Rights Agreement, dated as of October 19, 2021, incorporated by reference to Exhibit 4.2 to the Company’s Shell Company Report on Form 20-F, filed with the SEC on October 22, 2021.

5.1	Opinion of Lawson Lundell LLP.

5.2	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

10.1	Form of Lock-up Agreement, dated as of May 24, 2021, incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-4 (File No. 333-257732), as amended, filed with the SEC on July 7, 2021.

10.2	Revolving Credit Agreement dated November 30, 2018 among Algoma Steel Inc., as borrower, Algoma Steel Intermediate Holdings Inc. and certain subsidiaries of Algoma Steel Inc., as guarantors, Wells Fargo Capital Finance Corporation Canada, as administrative agent and collateral agent, and the lenders party thereto from time to time, incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-4 (File No. 333-257732), as amended, filed with the SEC on July 7, 2021.

10.3	Amended and restated contribution agreement dated as of December 19, 2018 among Algoma Steel Inc., as borrower, Algoma Steel Intermediate Holdings Inc. and Algoma Steel USA Inc., as guarantors, and Her Majesty the Queen in Right of Canada as represented by the Minister responsible for the Federal Economic Development Agency for Southern Ontario, incorporated by reference to Exhibit 10.9 the Company’s Registration Statement on Form F-4 (File No. 333-257732), as amended, filed with the SEC on July 7, 2021.

10.4	Credit agreement dated as of November 30, 2018 between Algoma Steel Inc., as borrower and Her Majesty the Queen in Right of Ontario as represented by the Minister of Energy, Northern Development and Mines, as lender, incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4 (File No. 333-257732), as amended, filed with the SEC on July 7, 2021.

10.5	Agreement dated as of March 29, 2019 among Algoma Steel Inc., as recipient, Algoma Steel Intermediate Holdings Inc., as guarantor, and Her Majesty the Queen in Right of Canada as represented by the Minister of Industry, incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-4 (File No. 333-257732), as amended, filed with the SEC on July 7, 2021.

Exhibit Number	Description

10.6	Form of Director and Executive Officer Indemnification Agreement, incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Company’s Registration Statement on Form F-4 (File No. 333-257732), filed with the SEC on August 17, 2021.

10.7†	Algoma Steel Group Inc. Omnibus Incentive Equity Plan, incorporated by reference to Exhibit 4.8 to the Company’s Shell Company Report on Form 20-F, filed with the SEC on October 22, 2021.

10.8*	Credit Agreement, dated as of November 26, 2021, among Algoma Steel Inc., as borrower, the subsidiary guarantors party thereto from time to time, the lenders party thereto from time to time and Canada Infrastructure Bank, as administrative agent, incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K, filed with the SEC on November 29, 2021.

10.9*	Strategic Innovation Fund Agreement dated September 20, 2021 among Her Majesty the Queen in Right of Canada, as represented by the Minister of Industry and Algoma Steel Inc., as recipient, and Algoma Steel Group Inc., as guarantor, incorporated by reference to Exhibit 99.3 to the Company’s Report on Form 6-K, filed with the SEC on November 29, 2021.

21.1	List of subsidiaries of Algoma Steel Group Inc.

23.1*	Consent of Deloitte LLP.

23.2	Consent of Lawson Lundell LLP (included in Exhibit 5.1).

23.3	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.2).

23.4	Consent of Goodmans LLP.

24.1	Power of Attorney.

*	Filed herewith.
†	Indicates a management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Post-Effective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Sault Ste. Marie, Ontario on the 14th day of June, 2022.

ALGOMA STEEL GROUP INC.

By:	/s/ Michael Garcia
Name: Michael Garcia
Title: Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.

NAME	POSITION	DATE

/s/ Michael Garcia Michael Garcia	Chief Executive Officer and Director (Principal Executive Officer)	June 14, 2022

/s/ Rajat Marwah Rajat Marwah	Chief Financial Officer (Principal Financial and Accounting Officer)	June 14, 2022

* Andy Harshaw	Director	June 14, 2022

* Andrew E. Schultz	Director	June 14, 2022

* David D. Sgro	Director	June 14, 2022

* Eric S. Rosenfeld	Director	June 14, 2022

* Brian Pratt	Director	June 14, 2022

* Mary Anne Bueschkens	Director	June 14, 2022

* Gale Rubenstein	Director	June 14, 2022

* James Gouin	Director	June 14, 2022

* Michael McQuade	Director	June 14, 2022

*By:	/s/ Rajat Marwah
Name:	Rajat Marwah
Title:	Attorney-in-Fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Algoma Steel Group Inc. has signed this Post-Effective Amendment No. 1 to the registration statement on June 14, 2022.

ALGOMA STEEL USA INC.

By:	/s/ Rajat Marwah
Name: Rajat Marwah
Title: President, Chief Financial Officer and Secretary